Exhibit

Sub-item 77D

Dreyfus Opportunistic Small Cap Fund (the “Fund”) - Changes to the “80% Investment Policy” and Market Capitalization Range

BEFORE changes

The Fund had previously adopted an investment policy pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, which provides that the Fund normally invest at least 80% of its net assets in the stocks of companies with market capitalizations within the range of companies in the Russell 2000 Value Index at the time of purchase (the “80% Investment Policy”).

AFTER changes

The Fund’s 80% Investment Policy was changed to provide that the Fund normally invest at least 80% of its net assets in the stocks of small-cap companies.  The Fund considers small-cap companies to be those companies with market capitalizations that fall within the range of companies in the Russell 2000 Index at the time of purchase.